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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606




                                                       April 15, 2008

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

                      Re:  Van Kampen Equity Trust --
                      Post-Effective Amendment No. 66 to the
                      Registration Statement on Form N-1A
                      (the "Registration Statement")
                      (File Nos. 033-08122 and 811-04805)
                      -----------------------------------

Dear Mr. Greene:

            Thank you for your telephonic comments regarding Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A for Van Kampen Equity Trust (the "Registrant"), on behalf of its series, Van Kampen Global Fund (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on November 16, 2007 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 69 to the Registrant's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about April 15, 2008. Please note that the Fund has changed its name to Van Kampen Global Growth Fund.

COMMENTS TO THE PROSPECTUS:

COMMENT 1   PLEASE CONFIRM THAT THE REGISTRANT FILED REPORTS WITH RESPECT TO THE
            FIDELITY BOND COVERAGE REQUIRED BY RULE 17g-1 UNDER THE 1940 ACT FOR
            2005.

Response 1  According to the Registrant's records, the Registrant filed hard copies of its fidelity bond coverage for the year 2005 as required by Rule 17g-1 under the 1940 Act.

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COMMENT 2   IN ACCORDANCE WITH THE STAFF'S POSITION REGARDING RULE 35d-1, WITH
            RESPECT TO THE WORD "GLOBAL" IN THE FUND'S NAME, PLEASE AMEND THE DISCLOSURE TO REFLECT THE FUND'S INTENTION TO (i) INVEST IN AT LEAST 10 COUNTRIES AND (ii) INVEST AT LEAST 40% OF ITS TOTAL ASSETS IN SECURITIES OF COMPANIES LOCATED OUTSIDE OF THE UNITED STATES.

Response 2  The Fund respectively acknowledges the Staff's comment; however,
            Question 10 of the Staff's Frequently Asked Questions about Rule 35d-1 states that the term "global" in a Fund's name "connotes diversification among investment in a number of different countries throughout the world, and therefore the use of ["global"] in a fund name is not subject to the rule." The Fund does not believe that Rule 35d-1 imposes a requirement that a fund with "global" in its name invest in a minimum of at least 10 countries throughout the world or invest a particular percentage of its assets outside of the United States. Therefore, the Fund does not believe that additional disclosure is necessary. Notwithstanding the foregoing, the Fund has added disclosure regarding its intention to invest in at least three countries (including the U.S.), which we believe is consistent with prior Staff positions for registrants with "global" in their name.

COMMENT 3   IN THE SECOND PARAGRAPH ON THE OUTSIDE FRONT COVER OF THE
            PROSPECTUS, THE REFERENCE TO "ANY STATE REGULATOR" IN THE RULE 481
            STATEMENT MAY BE DELETED IF THE FUND SO DESIRES.

Response 3  The Fund acknowledges the comment and opts to include the reference.

COMMENT 4   IN THE SECOND PARAGRAPH OF THE SECTION ENTITLED "RISK/RETURN SUMMARY
            -- PRINCIPAL INVESTMENT STRATEGIES," BECAUSE THE FUND HAS "GLOBAL"
            IN ITS NAME, PLEASE MOVE "THE UNITED STATES" TO THE END OF THE LIST
            OF THE AREAS IN WHICH THE FUND PRIMARILY INVESTS.

Response 4  The Fund has made the requested change in that location and other applicable locations throughout the prospectus.

COMMENT 5   IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
            STRATEGIES AND RISKS -- RISKS OF INVESTING IN SECURITIES OF FOREIGN
            ISSUERS," THE FUND STATES THAT "CURRENTLY THE FUND LIMITS ITS
            INVESTMENTS IN ANY ONE COUNTRY TO 25% OF ITS TOTAL ASSETS, EXCEPT
            ITS INVESTMENTS IN SECURITIES OF COMPANIES LOCATED IN THE UNITED
            STATES." IF THE FUND INTENDS TO INVEST 25% OR MORE OF ITS ASSETS IN
            ANY COUNTRY OTHER THAN THE UNITED STATES, PLEASE ADD DISCLOSURE
            REGARDING THE RISKS OF THE FUND CONCENTRATING ITS ASSETS IN A SINGLE
            COUNTRY.

Response 5  The Fund currently does not intend to invest 25% or more of its total assets in any single country other than the United States. Accordingly, the Fund respectfully submits that no additional disclosure is necessary. The Fund notes that it has

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            amended its disclosure to state the following: "Under normal market conditions, the Fund intends to limit its investments in any one country to 25% of its total assets, except its investments in securities of companies located in the United States."

COMMENT 6   IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
            STRATEGIES AND RISKS -- STRATEGIC TRANSACTIONS" PLEASE ADD
            DISCLOSURE REGARDING FOREIGN DERIVATIVES, IF APPLICABLE.

Response 6  The Fund respectfully submits that any investments in foreign derivatives is a subset of its investment in derivatives, for which the Fund has prospectus disclosure, and such investments are not a principal investment strategy nor a principal investment risk of an investment in the Fund. Thus, the Fund does not believe that additional disclosure regarding its investment in foreign derivatives in the prospectus is necessary; however, the Fund notes that additional disclosure regarding the Fund's investment in derivatives, including foreign derivatives, is in its Statement of Additional Information in the section entitled "Strategic Transactions."

COMMENT 7   IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
            STRATEGIES AND RISKS -- OTHER INVESTMENTS AND RISK FACTORS --
            TEMPORARY DEFENSIVE STRATEGY," PLEASE REVISE THE DISCLOSURE TO STATE
            THAT SUCH DEFENSIVE POSITIONS ARE INCONSISTENT WITH THE FUND'S
            PRINCIPAL INVESTMENT STRATEGIES.

Response 7  The Fund has added the requested disclosure.

COMMENT 8   IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES -- PORTFOLIO
            MANAGEMENT," PLEASE DELETE THE FOLLOWING SENTENCE: "THE COMPOSITION
            OF THE TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO TIME."

Response 8  The Fund respectfully submits that the disclosure is consistent with the requirements of Form N-1A and opts to retain the disclosure.
            Item 5(a)(2) of Form N-1A requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ('Portfolio Manager')" and Item 15(a) of Form N-1A requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item 5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. The Fund notes supplementally that, notwithstanding the Fund's disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

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COMMENT 9   IN THE THIRD PARAGRAPH OF THE SECTION ENTITLED "FREQUENT PURCHASES
            AND REDEMPTIONS OF FUND SHARES," THE FUND DISCUSSES "TRADES THAT OCCUR THROUGH OMNIBUS ACCOUNTS AT INTERMEDIARIES" AND THE POLICIES AND PROCEDURES OF SUCH INTERMEDIARIES RELATED TO DETERRING MARKET TIMING. CONSISTENT WITH RELEASE NO. IC-27504 (SEP. 27, 2006) -- IN PARTICULAR FOOTNOTE 45 THERETO -- IF APPLICABLE, PLEASE DISCLOSE THAT THE FUND MAY DEFER TO AN INTERMEDIARY'S POLICIES RELATED TO DETERRING MARKET TIMING, RATHER THAN ALWAYS APPLYING ITS OWN SUCH POLICIES.

Response 9  The Fund has reviewed Release No. IC-27504 and believes that it complies therewith. Thus, the Fund respectfully submits that no additional disclosure is necessary.


COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION:

COMMENT 10  IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS," SUBSECTION (a) OF
            INVESTMENT RESTRICTION 4 CONTAINS A DOUBLE NEGATIVE THAT MAY BE CONFUSING TO SHAREHOLDERS.

Response 10 The word "excluding" was inadvertently inserted into subsection (a).
            Since the Fund does not have any shareholders as of this date to vote on this fundamental investment restriction, the Fund has removed the word to avoid any confusion in the future.

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         In connection with the effectiveness of the Registration Statement, the
Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.


                                            Sincerely,


                                            Charles B. Taylor